Exhibit 99.1

China Finance Online Announces Management Change

BEIJING, May 15, 2017 /PRNewswire/ -- China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announces that Mr. Jun “Jeff” Wang has resigned as the company’s Chief Financial Officer for personal reasons, effective May 16, 2017.

The Company has started conducting a search for a new Chief Financial Officer. Mr. Wang will remain as a director of China Financial Online.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “Over the past 11 years, Jeff has been instrumental to our business expansion, strategic planning and transition towards new business model. We thank him for his invaluable contributions to China Finance Online and wish him all the best in his future endeavors.”

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses including our commodities brokerage services; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China’s high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100

ir@jrj.com

Kevin Theiss

(212) 521-4050

kevin.theiss@awakenlab.com